UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)

Metaldyne Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

574670 10 5
(CUSIP Number)

John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574670 10 5	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MASCO CORPORATION 38-1794485
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,248
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,492,248
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8% (subject to increase based on holders of outstanding restricted stock of the Issuer electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
14	TYPE OF REPORTING PERSON (See Instructions) CO

* By reason of Masco Corporation (“Masco”) entering into the amended Stock Purchase Agreement, Masco may be deemed to be a member of a “group” for the purposes of Section 13(d) of Securities Exchange Act of 1934. The members of such “group” are referenced in Item 2. As a “group” member Masco could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and the other persons who may be deemed to part of such “group”.

     The information contained in this Amendment No. 12 supplements and amends the information contained in the following Items of Schedule 13D (the “Statement”) filed by Masco Corporation (“Masco”) relating to the Common Stock, par value $1.00 per share (the “Common Stock”), of Metaldyne Corporation, a Delaware corporation (“Metaldyne” or the “Company”), as heretofore amended. Capitalized terms used but not defined herein have the meaning set forth in the Statement, as amended.

Item 2. Identity and Background

     Item 2 is hereby supplemented and amended by adding the following to the end thereof:

     By reason of Masco entering into the amended Stock Purchase Agreement (as defined and described in Amendment No. 11 to this Statement), which is incorporated herein by reference:

a.	Masco;

b.	Credit Suisse First Boston Fund Investments VI Holdings, LLC (“CSFB Fund VI”), Credit Suisse First Boston Fund Investments VI-B (Bermuda), L.P. (“CSFB Fund VI-B”, together with CSFB Fund VI, the “CSFB Funds”);

c.	Merchant Capital, Inc. (“Merchant Capital”);

d.	Credit Suisse First Boston Equity Partners (Bermuda), L.P. (“CSFBEP Bermuda”), Credit Suisse First Boston Equity Partners, L.P. (“CSFBEP”), Credit Suisse First Boston U.S. Executive Advisors, L.P., (“CSUSEA”), EMA Partners Fund 2000, L.P., (“EMA Partners”) and EMA Private Equity Fund 2000, L.P. (“EMA Private Equity”) (collectively the “CS Funds”);

e.	Heartland Industrial Associates L.L.C., Heartland Industrial Partners, L.P., HIP Side-By-Side Partners, L.P., Metaldyne Investment Fund I, LLC, Metaldyne Investment Fund II, LLC, Heartland Industrial Partners (FF), L.P., and Heartland Industrial Partners (C1), L.P. (together the “Reporting Heartland Entities”);

f.	Richard and Jane Manoogian Foundation, and Richard A. Manoogian Trust (together the “Reporting Manoogian Persons”);

g.	Wachovia Capital Partners 2000, LLC (“Wachovia”);

h.	BancBoston Capital, Inc., and Private Equity Portfolio Fund II, LLC (together the “Reporting Bank of America Entities”);

i.	Metropolitan Life Insurance Company (“MetLife”);

j.	Equity Asset Investment Trust (“EAIT”);

k.	Annex Holdings I LP and 75 Wall Street Associates LLC (together the “Reporting Allianz Entities”);

l.	Long Point Capital Fund, L.P. and Long Point Capital Partners, L.L.C. (together the “Reporting Long Point Entities”);

m.	Graham Partners Investments, L.P., Graham Partners Investments (A), L.P. and Graham Partners Investments (B), L.P. (together the “Reporting Graham Partners Entities”);

n.	CRM 1999 Enterprise Fund, LLC (“CRM”); and

o.	Certain of the other Principal Company Stockholders (as defined in Amendment No. 11);

may be deemed to be members of a “group” for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Masco may be deemed to be a member of a “group” and although Masco does not affirm that such a “group” has been formed, this disclosure is being made to ensure compliance with the Exchange Act and Masco may be deemed to be “beneficial owner” of all of the shares of Common Stock owned and held by each of the above named entities. Additionally, the signing of the amended Stock Purchase Agreement by the CSFB Funds, Merchant Capital, CS Funds, Reporting Heartland Entities, Reporting Manoogian Persons, Wachovia, Reporting Bank of America Entities, MetLife, EAIT, Reporting Allianz Entities, Reporting Long Point Entities, Reporting Graham Partners Entities, CRM and certain of the other Principal Company Stockholders (as defined in Amendment No. 11), (collectively the “Other Entities”) may cause such entities to be deemed part of the “group” along with Masco. However, each of such Other Entities may file their own Schedule 13D separately and apart from Masco. Collectively the above referenced entities represent, in the aggregate, the beneficial owners of 36,017,697 shares of Common Stock, such figure representing 97% of the shares of Common Stock. Masco expressly disclaims beneficial ownership of shares of Common Stock held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under Masco’s management and control.

Item 5. Interest in Securities in Metaldyne Corporation

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)-(c) At the close of business on December 21, 2006, Masco beneficially owns (and has sole power to vote and sole power to dispose of) 2,492,248 shares of Common Stock, representing approximately 5.8% of the outstanding shares of common stock of Metaldyne.

     The foregoing percentage is based on 42,795,963 shares of Common Stock outstanding, as reported in the Information Statement/Proxy Statement filed by Metaldyne on November 29, 2006. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

     By reason of Masco entering into the amended Stock Purchase Agreement with the Other Entities, they may be deemed to be members of a “group” for the purposes of Section 13(d) of the Exchange Act. Although Masco does not affirm that such a “group” has been formed, this disclosure is being made to ensure compliance with the Exchange Act and Masco may be deemed to be “beneficial owner” of all of the shares of Common Stock owned and held as follows: Credit Suisse First Boston Equity Partners, L.P. – 7,402,831 shares of Common Stock; Credit Suisse First Boston Equity Partners (Bermuda), L.P. – 2,697,282 shares of Common Stock; Credit Suisse First Boston U.S. Executive Advisors, L.P. – 6,610 shares of Common Stock; EMA Partners Fund 2000, L.P. – 533,168 shares of Common Stock; EMA Private Equity Fund 2000, L.P. – 343,139 shares of Common Stock; Credit Suisse First Boston Fund Investments VI Holdings, LLC – 143,272 shares of Common Stock; Credit Suisse First Boston Fund Investments VI-B (Bermuda), L.P. – 34,243 shares of Common Stock; Merchant Capital, Inc. – 177,515 shares of Common Stock; Heartland Industrial Associates L.L.C. – 21,425,931 shares of Common Stock; Heartland Industrial Partners, L.P. – 19,922,184 shares of Common Stock; HIP Side-by-Side Partners, L.P. – 1,211,173 shares of Common Stock; Metaldyne Investment Fund I, LLC – 19,922,184 shares of Common Stock; Metaldyne Investment Fund II, LLC – 292,574 shares of Common Stock; Heartland Industrial Partners (FF), L.P. – 244,920 shares of Common Stock; Heartland Industrial Partners (C1), L.P. – 47,654 shares of Common Stock; Richard and Jane Manoogian Foundation – 661,260 shares of Common Stock; Richard A. Manoogian Trust – 621,170 shares of Common Stock; Wachovia Capital Partners 2000, LLC – 1,597,633 shares of Common Stock; First Union Capital Partners, LLC – 1,385,513 shares of Common Stock; BancBoston Capital Inc. – 769,231 shares of Common Stock; Private Equity Portfolio Fund II, LLC – 118,313 shares of Common Stock; Metropolitan Life Insurance Company –519,761 shares of Common Stock; Equity Asset Investment Trust – 591,761 shares of Common Stock; Annex Holdings I LP – 591,761 shares of Common Stock; 75 Wall Street Associates LLC – 295,858 shares of Common Stock; Long Point Capital Fund, L.P. – 581,025 shares of Common Stock; Long Point Capital Partners, L.L.C. – 10,692 shares of Common Stock; Graham Partners Investments, L.P. – 591,715 shares of Common Stock; Graham

Partners Investments (A), L.P. – 591,715 shares of Common Stock; Graham Partners Investments (B), L.P. – 591,715 shares of Common Stock; and CRM 1999 Enterprise Fund, LLC – 59,172 shares of Common Stock. In the aggregate, the aforementioned entities comprise the beneficial owners of 36,017,697 shares of Common Stock, such figure representing 97% of the shares of Common Stock. The Other Entities may file their own Schedule 13D separately and apart from Masco. Masco expressly disclaims beneficial ownership of shares of Common Stock held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under Masco’s management and control.

     Neither the filing of this amendment nor any of its contents shall be deemed to constitute an admission by Masco that it is the beneficial owner of any shares of Common Stock other than those which Masco acquired in its own capacity, or received by way of dividends.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 29, 2006

MASCO CORPORATION

By:	/s/ John R. Leekley

	Name:	John R. Leekley
	Title:	Senior Vice President and General Counsel